U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported

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1.   Name and Address of Reporting Person*

Walker                               Jeffrey                 C.
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   (Last)                            (First)              (Middle)

J.P. Morgan Partners, LLC
1221 Avenue of the Americas, 40th Floor
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                                    (Street)

New York                        New York                        10020
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   (City)                            (State)                (Zip)
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2.   Issuer Name and Ticker or Trading Symbol


1-800-Flowers.com, Inc.  ("FLWS")
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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

December 31, 2000

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5.   If Amendment, Date of Original (Month/Year)


February 9, 2001
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

________________________________________________________________________________
7.   Individual or Joint/Group Filing
     (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code           Amount        or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)    (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
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

Class A Common                                                     2,370,607
Stock                                  2/18/00        C    4         (FN 1)      A        N/A      4,064,589      I       (FNs2,3)
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
*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


                                                                          (Over)
(Form 5-07/99)


FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                         9.        10.
                                                                                                         Number    Owner-
                                                                                                         of        ship
               2.                                                                                        Deriv-    of
              Conver-                      5.                                 7.                         ative     Deriv-  11.
              sion                         Number of                          Title and Amount           Secur-    ative   Nature
              or                           Derivative      6.                 of Underlying      8.      ities     Secur-  of
              Exer-                        Securities      Date               Securities         Price   Bene-     ity:    In-
              cise     3.                  Acquired (A)    Exercisable and    (Instr. 3 and 4)   of      ficially  Direct  direct
              Price    Trans-   4.         or Disposed     Expiration Date    ----------------   Deriv-  Owned     (D) or  Bene-
1.            of       action   Trans-     of (D)          (Month/Day/Year)            Amount    ative   at End    In-     ficial
Title of      Deriv-   Date     action     (Instr. 3,      ----------------            or        Secur-  of        direct  Owner-
Derivative    ative    (Month/  Code       4 and 5)        Date     Expira-            Number    ity     Year      (I)     ship
Security      Secur-   Day/     (Instr.  ------------      Exer-    tion               of        (Instr. (Instr.   (Instr. (Instr.
(Instr. 3)    ity      Year)    8)        (A)   (D)        cisable  Date       Title   Shares     5)      4)        4)       4)
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

Warrants       1 for 1  2/18/00  C   4            2,371,040 Immed      1/6/05  Common  2,371,040   N/A     0        I    (FNs 1,2)
                                                                               Stock
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
Explanation of Responses:

(1) Due to the fact that the warrants were exercised pursuant to a cashless exercise, J.P. Morgan Partners (SBIC), LLC ("JPM SBIC") received 433 shares less than the projected amount.

(2) The amounts shown represent the beneficial ownership of the Issuer's securities by JPM SBIC, formerly known as Chase Venture Capital Associates, LLC, a portion of which may be deemed attributable to the reporting person because the reporting person is a managing director of JPM SBIC and a limited partner of J.P. Morgan Partners Master Fund Manager, L.P. ("MF Manager"), the general partner of the sole shareholder of JPM SBIC. The actual pro rata portion of such beneficial ownership is not readily determinable because it is subject to several variables, including the internal rate of return and vesting within the sole shareholder of JPM SBIC and within MF Manager. The reporting person disclaims beneficial ownership of the securities to the extent it exceeds his pecuniary interest.

(3) As a result of internal reorganizations and name changes effective during the first week of January 2001, JPM SBIC became a subsidiary of J.P. Morgan Partners (BHCA), L.P., a limited partnership managed by MF Manager, formerly known as Chase Capital Partners, and the reporting person became a limited partner of MF Manager upon its conversion to a limited partnership form of organization. The internal reorganizations and name changes did not alter the proportionate interests of the ultimate security holders of the renamed entities.






/s/  Jeffrey C. Walker                                          6/11/01
---------------------------------------------            -----------------------
     Jeffrey C. Walker                                            Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


                                                                          Page 2

     Derivative Securities Codes (Except For Transactions Exempt Pursuant to Rule 16b-3)

     C--Conversion of derivative security

     E--Expiration of short derivative position

     H--Expiration (or cancellation) of long derivative position with value received

     O--Exercise of out-of-the-money derivative security

     X--Exercise of in-the-money or at-the-money derivative security


     Other Section 16(b) Exempt Transaction and Small Acquisition Codes (Except For Rule 16b-3 Codes Above)

     G--Bona fide gift

     L--Small acquisition under Rule 16a-6

     W--Acquisition   or  disposition  by  will  or  the  laws  of  descent  and distribution

     Z--Deposit into or withdrawal from voting trust


     Other Transaction Codes

     J--Other acquisition or disposition (describe transaction)

     K--Transaction in equity swap or instrument with similar characteristics

     U--Disposition pursuant to a tender of shares in a change of control transaction


     To indicate that a holding should have been reported previously on Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). To indicate that a transaction should have been reported on a previous Form 5, place a "5" in Table I, column 3 or Table II, column 4, as appropriate. In addition, the appropriate box on the front page of the form should be checked.

                    FORM 3 OR FORM 4 HOLDINGS OR TRANSACTIONS
                            NOT PREVIOUSLY REPORTED

     To indicate that a holding should have been reported previously on a Form 3, place a "3" in Table I, column 3 or Table II, column 4, as appropriate. Indicate in the space provided for explanation of responses the event triggering the Form 3 filing obligation. To indicate that a transaction should have been reported previously on Form 4, place a "4" next to the transaction code reported in Table I, column 3 or Table II, column 4 (e.g., an open market purchase of a non-derivative security that should have been reported previously on Form 4 should be designated as "P4"). In addition, the appropriate box on the front page of the form should be checked.